Exhibit 99.1

111, Inc. Announces Third Quarter 2021 Unaudited Financial Results

SHANGHAI, November 19, 2021 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Net revenues were RMB3.35 billion (US$519.3 million), representing an increase of 41.6% year-over-year.

•	Service revenue increased 106% year-over-year, among which B2B service revenue increased 336% year-over-year.

•	Gross profit(1) increased 85% year-over-year and gross margin improved from 3.8% to 5.0%, among which gross profit for the B2B segment increased 145% year-over-year.

•	Technology expenses were RMB56.1 million (US$8.7 million), representing an increase of 155.4% year-over-year.

•	Fulfillment center capacity expanded 148% year-over-year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB 1.1 billion (US$168.1 million) as of September 30, 2021.

(1) Gross profit represents net revenues less cost of goods sold.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “The third quarter of 2021 represents another period of strong growth, as net revenue increased 41.6% year-over-year to RMB 3.3 billion, marking the 13th consecutive quarter of year-over-year growth for 111 since the company’s NASDAQ IPO. Our top- and bottom-line growth this quarter was driven by our B2B business, which saw year-over-year revenue and gross margin increases of 46% and 145%, respectively. In addition, the market continued to show strong demand for our diverse portfolio of services offerings. Overall, service revenue grew 106% year-over-year, and B2B service revenues totaled RMB16.2 million, representing a 336% year-over-year increase.”

Mr. Liu added, “In addition to strong topline growth, our gross profit grew twice as fast as our revenue in the third quarter. Gross profit grew by 85% year-over-year, and as a percentage of revenue, our gross margins improved to 5%. We are especially pleased with the margin improvement for the B2B segment, which as a percentage of revenue, grew from 3.6% in Q1-2021 to 3.8% in Q2-2021, to 4.4% in Q3-2021. We expect this momentum to continue as we scale, putting us on a clear path to profitability.”

“We continue to improve upon our SMART supply chain infrastructure. In the third quarter, we expanded the number of direct sourcing partnerships with domestic and global pharmaceutical companies to 401, up 33% from the same period in 2020. 111 is an attractive partner for pharmaceutical companies because we can help them establish and manage an “out-of-hospital” channel that connects them with over 350,000 retail pharmacies. We expect that our value as a commercialization partner will continue to increase as we grow, enabling us to offer even more services to companies looking to commercialize their products in China.”

“Our recently launched '1 Health Membership' program continues to gain strong momentum with our customers. This program allows members pay an annual fee to unlock exclusive benefits, and at the end of the third quarter, we had over 11,000 participating stores, well exceeding our internal target of 10,000. Through 1 Health Membership, we have also seen an increase in purchases amongst participating stores, which are not only attracted to our vast selection and competitive prices, but also interested in gaining access to the valuable tools we offer to help them better manage their businesses. Currently, over 2,000 stores are using our proprietary systems to help them manage inventory, optimize their procurement and product selection, improve their customer experience through our CRM system, and provide product education to their customers and employees.”

“As a company committed to helping people live healthier lives, ESG is very much embedded in our core values. Year-to-date, we have provided approximately 400,000 free online consultations, including with patients in Henan Provence, many of whom have been faced with severe flooding conditions. In addition, we have partnered with local hospitals to provide medical services to underserved populations. Finally, we have donated PPEs and other healthcare products to areas experiencing recurrence of COVID outbreaks. We will continue to support our community and help realize our collective goal of a ‘Healthy China’.”

Mr. Liu concluded, “We will continue to focus on revenue growth and the margin improvement, and we are confident that we will become profitable in near future. Our leading position in the healthcare services sector, along with industry tailwinds, position 111 well for continued growth as we transform medical services in China.”

Third Quarter 2021 Financial Results

Net revenues were RMB3.35 billion (US$519.3 million), representing an increase of 41.6% from RMB2.36 billion in the same quarter of last year.

As of September 30, 2021, the Company had two reporting segments, Business to Business (“B2B”) and Business to Consumer (“B2C”). Revenue contribution from the Company’s E-Channel was previously disclosed as a separate segment, but has been incorporated in the B2B segment since the third quarter of 2020.

(In thousands RMB)	For the three months ended September 30,
	2020	2021	YoY
B2B Net Revenue
Product	2,197,915	3,205,763	45.9%
Service	3,710	16,188	336.3%

Sub-Total	2,201,625	3,221,951	46.3%

Cost of Products Sold(2)	2,143,845	3,080,411	43.7%

Segment Profit	57,780	141,540	145.0%
Segment Profit %	2.6%	4.4%

(In thousands RMB)	For the three months ended September 30,
	2020	2021	YoY
B2C Net Revenue
Product	152,939	116,069	(24.1%)
Service	8,159	8,207	0.6%

Sub-Total	161,098	124,276	(22.9%)

Cost of Products Sold(2)	128,943	99,751	(22.6%)

Segment Profit	32,155	24,525	(23.7%)
Segment Profit %	20.0%	19.7%

(2) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses, Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.5 billion (US$546.5 million), representing an increase of 41.7% from RMB2.5 billion in the same quarter of last year.

•	Cost of products sold was RMB3.2 billion (US$493.6 million), representing an increase of 39.9% from RMB2.3 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 46.3% as compared to the same quarter last year.

•	Fulfillment expenses were RMB100.6 million (US$15.6 million), representing an increase of 72.9% from RMB58.2 million in the same quarter of last year. Fulfillment expenses accounted for 3.0% of net revenues this quarter as compared to 2.5% in the same quarter of last year. We continued to expand the capacity of our eight fulfillment centers to support future business growth.

•	Selling and marketing expenses were RMB131.8 million (US$20.5 million), representing an increase of 26.5% from RMB104.3 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the B2B business. As a percentage of net revenues, selling and marketing expense further reduced to 3.9% in the quarter from 4.4% in the same quarter of last year.

•	General and administrative expenses were RMB53.1 million (US$8.2 million), representing an increase of 86.2% from RMB28.5 million in the same quarter of last year. Excluding share-based compensation expenses of RMB18.2 million and RMB7.1 million for the third quarter in 2021 and 2020, respectively, non-GAAP general and administrative expenses totaled 1% of net revenue, in the third quarter 2021 as compared to 0.9% in the same quarter of last year.

•	Technology expenses were RMB56.1 million (US$8.7 million), representing an increase of 155.4% from RMB22.0 million in the same quarter of last year, mainly due to our increased investments in tech solutions and infrastructure. Technology expenses accounted for 1.7% of net revenues this quarter as compared to 0.9% in the same quarter of last year.

Loss from operations was RMB175.4 million (US$27.2 million), compared to RMB122.2 million in the same quarter of last year. As a percentage of net revenues, loss from operations accounted for 5.2% in the quarter unchanged from Q3 2020.

Non-GAAP loss from operations (3) was RMB135.9 million (US$21.1 million), compared to RMB108.0million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 4.1% in the quarter from 4.6% in the same quarter of last year.

Net loss was RMB165.8 million (US$25.7 million), compared to RMB111.2 million in the same quarter of last year. As a percentage of net revenues, net loss increased to 5.0% in the quarter from 4.7% in same quarter of last year.

Non-GAAP net loss (4) was RMB126.3 million (US$19.6 million), compared to RMB97.0 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 3.8% in the quarter from 4.1% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB252.9 million (US$39.2 million), compared to RMB108.6 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders increased to 7.6% in the quarter from 4.6% in same quarter of last year. The increase was mainly caused by accretion for probable redemption of redeemable non-controlling interest in the future.

Non-GAAP net loss attributable to ordinary shareholders was RMB213.4 million (US$33.1 million), compared to RMB94.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders increased to 6.4% in the quarter from 4.0% in same quarter of last year. The increase was mainly caused by accretion for probable redemption of redeemable non-controlling interest in the future.

As of September 30, 2021, the Company has cash and cash equivalents, restricted cash and short-term investments of RMB1.1 billion (US$168.1 million), compared to RMB1.6 billion as of December 31, 2020.

[3] Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses, net of tax.

[4] Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest in the third quarter ended September 30, 2021, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

Business Outlook

For the fourth quarter of 2021, the Company expects its total net revenues to be between RMB3.44 billion and RMB3.70 billion, representing a year-over-year growth of approximately 30% to 40%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call today, Friday, November 19, 2021, at 7:30 AM U.S. Eastern Time (8:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Third Quarter 2021 Earnings Conference Call

Registration Link: http://apac.directeventreg.com/registration/event/4517349

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 28, 2021, 7:59 A.M. ET on:

United States: +1-855-452-5696

International: +61-2-8199-0299

Conference ID: 9279916

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine Marketplace, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Stephen Kilmer

Phone: +1 646-274-3580

Email: stephen@kilmerlucas.com

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December
	31, 2020	September 30, 2021
ASSETS	RMB	RMB	US$

Current Assets:
Cash and cash equivalents	1,189,620	544,122	84,446
Restricted cash	128,914	156,207	24,243
Short-term investments	300,167	383,009	59,442
Accounts receivable, net	163,094	412,030	63,946
Note Receivable	12,583	69,716	10,820
Inventories	766,529	992,657	154,058
Prepayments and other current assets	311,797	232,267	36,047
Total current assets	2,872,704	2,790,008	433,002
Property and equipment	43,439	79,695	12,368
Intangible assets	6,517	5,354	831
Long-term investments	140	3,000	466
Other non-current assets	5,061	25,658	3,982
Operating lease right-of-use asset	98,628	227,641	35,329
Total Assets	3,026,489	3,131,356	485,978

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the
Company
Short-term borrowings	229,250	110,826	17,200
Accounts payable	1,073,352	1,488,076	230,945
Accrued expense and other current liabilities	327,118	437,762	67,940
Total Current liabilities	1,629,720	2,036,664	316,085
Long-term operating lease liabilities	62,388	161,248	25,025
Other non-current liabilities	3,736	2,087	324
Total Liabilities	1,695,844	2,199,999	341,434

Mezzanine Equity
Redeemable non-controlling interests	924,245	986,712	153,135

Shareholders' Equity (deficit)
Ordinary shares Class A	30	30	5
Ordinary shares Class B	25	25	4
Treasury shares	(34,972)	(34,972)	(5,428)
Additional paid-in capital	2,669,279	2,789,610	432,941
Accumulated deficit	(2,339,868)	(2,898,332)	(449,814)
Accumulated other comprehensive income	62,911	62,573	9,711
Total shareholders' equity (deficit)	357,405	(81,066)	(12,581)
Non-controlling interest	48,995	25,711	3,990
Total equity (deficit)	406,400	(55,355)	(8,591)
Total liabilities, mezzanine equity and equity (deficit)	3,026,489	3,131,356	485,978

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	2,362,723	3,346,227	519,326	5,560,207	8,965,051	1,391,354
Operating Costs and expenses:
Cost of products sold	(2,272,788)	(3,180,162)	(493,553)	(5,297,929)	(8,548,640)	(1,326,728)
Fulfillment expenses	(58,161)	(100,561)	(15,607)	(157,380)	(250,960)	(38,948)
Selling and marketing expenses	(104,252)	(131,839)	(20,461)	(281,202)	(387,812)	(60,187)
General and administrative expenses	(28,504)	(53,064)	(8,235)	(96,450)	(156,630)	(24,309)
Technology expenses	(21,953)	(56,060)	(8,700)	(61,394)	(158,401)	(24,583)
Other operating income (expenses),
net	754	103	16	5,560	(53)	(8)
Total Operating costs and expenses	(2,484,904)	(3,521,583)	(546,540)	(5,888,795)	(9,502,496)	(1,474,763)
Loss from operations	(122,181)	(175,356)	(27,214)	(328,588)	(537,445)	(83,409)
Interest income	2,684	2,031	315	4,093	8,217	1,275
Interest expense	(2,532)	(828)	(128)	(6,203)	(3,839)	(596)
Foreign exchange gain (loss), net	10,295	(412)	(64)	(671)	374	58
Other Income, net	543	8,785	1,363	1,642	13,412	2,082
Loss before income taxes	(111,191)	(165,780)	(25,728)	(329,727)	(519,281)	(80,590)
Income tax expense	-	-	-	-	-	-
Net Loss	(111,191)	(165,780)	(25,728)	(329,727)	(519,281)	(80,590)
Net Loss attributable to non-controlling interest
	-	7,533	1,169	1,191	23,284	3,614
Net Loss attributable to redeemable non-controlling interest	2,627	15,372	2,386	2,627	47,513	7,374

Accretion of redeemable non-controlling interest	-	(109,980)	(17,069)	-	(109,980)	(17,069)

Net Loss attributable to ordinary
shareholders	(108,564)	(252,855)	(39,242)	(325,909)	(558,464)	(86,671)
Other comprehensive loss, net of tax
Unrealized gains of available-for-sale
securities,	60	2,556	397	60	6,057	940
Realized loss of available-for-sale debt
securities	-	(2,114)	(328)	-	(5,642)	(876)
Foreign currency translation
adjustments	(18,486)	765	118	(4,738)	(753)	(116)
Comprehensive loss	(126,990)	(251,648)	(39,055)	(330,587)	(558,802)	(86,723)
Loss per share:
Basic and diluted	(0.66)	(1.52)	(0.24)	(1.98)	(3.37)	(0.52)
Loss per ADS:
Basic and diluted	(1.32)	(3.04)	(0.48)	(3.96)	(6.74)	(1.04)
Weighted average number of shares
used in computation of loss per
share
Basic and diluted	164,866,965	165,964,665	165,964,665	164,667,259	165,788,519	165,788,519

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by (used in) operating
activities	25,217	(107,181)	(16,633)	39,306	(374,694)	(58,152)
Net cash used in investing activities	(101,255)	(243,454)	(37,783)	(108,346)	(126,869)	(19,690)
Net cash provided by (used in) financing
activities	466,050	(5,307)	(824)	496,745	(115,889)	(17,986)
Effect of exchange rate changes on cash
and cash equivalents, and restricted cash	(20,571)	765	118	(12,486)	(753)	(116)
Net increase (decrease) in cash and cash equivalents, and restricted cash	369,441	(355,177)	(55,122)	415,219	(618,205)	(95,944)
Cash and cash equivalents, and restricted
cash at the beginning of the period	743,500	1,055,506	163,811	697,722	1,318,534	204,633
Cash and cash equivalents, and restricted
cash at the end of the period	1,112,941	700,329	108,689	1,112,941	700,329	108,689

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(122,181)	(175,356)	(27,214)	(328,588)	(537,445)	(83,409)
Add: Share-based compensation expenses, net of tax	14,171	39,497	6,130	43,278	117,795	18,281
Non-GAAP loss from operations	(108,010)	(135,859)	(21,084)	(285,310)	(419,650)	(65,128)

Net Loss	(111,191)	(165,780)	(25,728)	(329,727)	(519,281)	(80,590)
Add: Share-based compensation expenses, net of tax	14,171	39,497	6,130	43,278	117,795	18,281
Non-GAAP net Loss	(97,020)	(126,283)	(19,598)	(286,449)	(401,486)	(62,309)

Net loss attributable to ordinary shareholders	(108,564)	(252,855)	(39,242)	(325,909)	(558,464)	(86,671)
Add: Share-based compensation expenses, net of tax	14,171	39,497	6,130	43,278	117,795	18,281
Non-GAAP net loss attributable to ordinary shareholders	(94,393)	(213,358)	(33,112)	(282,631)	(440,669)	(68,390)

Loss per ADS: Basic and diluted	(1.32)	(3.04)	(0.48)	(3.96)	(6.74)	(1.04)
Add: Share-based compensation expenses per ADS, net of tax	0.17	0.48	0.07	0.53	1.42	0.22
Non-GAAP Loss per ADS	(1.15)	(2.56)	(0.41)	(3.43)	(5.32)	(0.82)